Exhibit 17.1

January 14, 2015

Board of Directors

Immune Pharmaceuticals Inc.

Cambridge Innovation Center

1 Broadway 14th Floor

Cambridge, MA 02142

Re:	Resignation as a Director of Immune Pharmaceuticals Inc. (the “Company”)

Ladies and Gentlemen:

Please be advised that I hereby resign my position as a director of the Company, effective January 14, 2015.

I hereby confirm that I have no additional claims, demands or requests from or against the Company, its subsidiaries, affiliates, shareholders, directors or officers, in connection with my service as a director of the Company or resignation from this position.

Very truly yours,

/s/ David Sidransky
Name: David Sidransky